FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2006

Commission File Number: 000-50483

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

Date: November 9, 2006

Exhibit 99.1

Ctrip Reports Third Quarter 2006 Financial Results

Shanghai, China, November 8, 2006 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, today announced its unaudited financial results for the quarter ended September 30, 2006.

Highlights for the third quarter of 2006

•	Net revenues were RMB208 million (US$26 million) for the third quarter of 2006, up 47% year-on-year.

•	Gross margin was 79% for the third quarter of 2006, compared to 83% in the same period in 2005 largely due to the relatively higher cost of service as a result of increased revenue contribution from air ticketing services and packaged tours.

•	Income from operations was RMB64 million (US$8 million) for the third quarter of 2006. Excluding share-based compensation charges (non-GAAP), income from operations was RMB78 million (US$10 million), up 23% year-on-year.

•	Operating margin was 31% in the third quarter of 2006. Excluding share-based compensation charges (non-GAAP), operation margin was 38%, compared to 45% during the same period in 2005.

•	Net income was RMB65 million (US$8 million) in the third quarter of 2006. Excluding share-based compensation charges (non-GAAP), net income was RMB79 million (US$10 million), up 20% year-on-year.

•	Net margin was 31% in the third quarter of 2006. Excluding share-based compensation charges (non-GAAP), net margin was 38%, compared to 47% in the same period in 2005.

•	Fully diluted earnings per share were RMB1.94 (US$0.25). Excluding share-based compensation charges (non-GAAP), fully diluted earnings per share were RMB2.36 (US$0.30).

•	Share-based compensation charges were RMB14 million (US$2 million), which accounted for 7% of the net revenues, or RMB0.43 (US$0.05) per share for the third quarter of 2006.

Min Fan, Chief Executive Office of Ctrip, said: “I am very proud of the results Ctrip has achieved during the third quarter of 2006. We have demonstrated strong execution capability and excellent leadership during the transition period from paper tickets to e-tickets. We expect to continue our solid business growth going forward.”

Financial Results

For the third quarter of 2006, Ctrip reported total revenues of RMB223 million (US$28 million), representing a 47% increase from the same period in 2005 and a 10% increase from the second quarter of 2006.

Hotel reservation revenues amounted to RMB125 million (US$16 million) for the third quarter of 2006, representing a 30% increase from the same period in 2005 and a 6% increase from the previous quarter. The total number of hotel room nights booked was approximately 1.82 million in the third quarter of 2006, compared to approximately 1.44 million room nights for the same period in 2005 and approximately 1.70 million room nights in the previous quarter. The average commission per room night was RMB69 (US$9) in the third quarter of 2006, compared to RMB67 (US$8) in the same period in 2005 and remained consistent with the amount in the previous quarter.

Air ticket booking revenues for the third quarter of 2006 were RMB81 million (US$10 million), representing a 73% increase from the same period in 2005 and a 11% increase from the previous quarter. The total number of air tickets sold in the third quarter of 2006 was approximately 1.72 million, compared to approximately 1.02 million for the same period in 2005 and approximately 1.49 million in the previous quarter. The average commission per air ticket was RMB46 (US$6) in the third quarter of 2006, increased from RMB45 (US$6) in the same period in 2005 and decreased slightly from RMB47 (US$6) in the previous quarter.

Packaged-tour revenues for the third quarter of 2006 were RMB13 million (US$2 million), up 97% from the same period in 2005 and 49% from the previous quarter due to increased FIT (Frequent Independent Travelers) tour packages.

For the third quarter of 2006, net revenues were RMB208 million (US$26 million), a 47% increase from the same period in 2005. Net revenues increased by 10% from the second quarter in 2006.

The gross margin was 79% in the third quarter of 2006, compared to 83% for the same period in 2005 and 81% in the previous quarter. This decrease was largely due to the relatively higher cost of services as a result of increased revenue contribution from air ticketing and packaged tours, as well as incremental cost incurred in connection with the industry transition from paper tickets to e-tickets.

Product development expenses for the third quarter of 2006 increased by 94% to RMB27 million (US$3 million) from the same period in 2005 and increased by 11% compared to the previous quarter, primarily due to hiring of additional product development staffs. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 11% of the net revenue, remained relatively consistent with 10% in the same period last year and 11% in the previous quarter.

Sales and marketing expenses for the third quarter of 2006 increased by 61% to RMB48 million (US$6 million) from the same period in 2005 and 15% from the previous quarter, primarily due to hiring of new sales and marketing staffs. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 22% of the net revenue, remained consistent with 21% for both the same period last year and the previous quarter.

General and administrative expenses for the third quarter of 2006 increased by 141% to RMB25 million (US$3 million) from the same period in 2005, primarily due to the hiring of additional staffs and the incurrence of RMB8 million (US$1 million) for share-based compensation charges. General and administrative expenses increased by 14% from the previous quarter primarily due to the hiring of additional staffs. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, remained consistent with 7% for both the same period last year and the previous quarter.

Income from operations for the third quarter of 2006 was RMB64 million (US$8 million). Excluding share-based compensation charges (non-GAAP), income from operations was RMB78 million (US$10 million), increased 23% from the same period in 2005, and remained relatively flat with RMB79 million (US$10 million) in the previous quarter.

Operating margin was 31% in the third quarter of 2006. Excluding share-based compensation charges (non-GAAP), operating margin was 38% compared to 45% in the third quarter of 2005 and 42% in the previous quarter.

Net income for the third quarter of 2006 was RMB65 million (US$8 million). Excluding share-based compensation charges (non-GAAP), net income was RMB79 million (US$10 million), representing a 20% increase from the same period in 2005 and a 7% increase from the previous quarter.

Net margin was 31% in the third quarter of 2006. Excluding share-based compensation charges (non-GAAP), net margin was 38%, compared to 47% for the same period in 2005 and 39% in the second quarter of 2006.

The diluted earnings per share were RMB1.94 (US$0.25). Excluding share-based compensation charges (non-GAAP), the diluted earnings per share were RMB2.36 (US$0.30) for the third quarter of 2006.

As of September 30, 2006, the cash balance was RMB766 million (US$97 million).

Business Outlook

For the fourth quarter of 2006, Ctrip expects to continue the year-on-year net revenue growth at a rate of approximately 40%.

Note to Financial Statements Information

Certain accounts for prior years have been reclassified with no effect on net income or retained earnings to conform to the 2006 financial statement presentation.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM Eastern Time on November 8, 2006 (or 9:00AM on November 9, 2006 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com

The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1-866-713-8564, International dial-in number +1-617-597-5312; Passcode 87556987.

A telephone replay of the call will be available after the conclusion of the conference call through November 15, 2006. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 46271397.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe” “estimate,” and “confident” and similar statements. Among other things, quotations from management and Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, declines or disruptions in the travel industry, the outbreak of serious contagious disease such as SARS or avian flu, Ctrip’s reliance on the relationships with hotel suppliers and airline ticket suppliers, Ctrip’s limited operating history, fluctuations in quarterly operating results and stock price, failure of competing against new and exist competitors, PRC laws and regulations governing internet content providers in China and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of November 8, 2006, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, net margin and diluted earnings per share, each of which is adjusted from the most comparable GAAP results to exclude the share-based compensation charges recorded under Statement of Financial Accounting Standard 123R, “Share-Based Payment”, and APB25, “Accounting for Stock Issued to Employees”, for 2006 and 2005, respectively. Ctrip’s management believes the non-GAAP financial measures facilitate better comparison of operating results from quarter to quarter and provides the management better capability to plan and forecast future periods.

The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial measures to consolidated statement of operations information are included in the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged-tours in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information

Tracy Cui

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12216

Email: jrcui@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheet Information

	December 31, 2005 RMB	September 30, 2006 RMB	September 30, 2006 USD
	(Unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	735,061,898	759,397,327	96,077,597
Restricted cash	6,600,000	6,600,000	835,020
Accounts receivable	63,440,215	135,250,342	17,111,632
Prepayments and other current assets	44,077,341	67,001,272	8,476,882
Deferred tax assets	2,135,171	3,957,286	500,669

Total current assets	851,314,625	972,206,227	123,001,800

Long-term deposits	54,284,801	71,375,827	9,030,342
Long-term prepayment	66,430,515	67,568,137	8,548,600
Property, equipment and software	53,552,243	106,351,625	13,455,418
Long-term investment	—	80,430,123	10,175,876
Goodwill	9,515,849	14,595,849	1,846,641
Other long-term assets	803,050	3,093,379	391,369

Total assets	1,035,901,083	1,315,621,167	166,450,046

LIABILITIES
Current liabilities:
Accounts payable	72,353,392	142,177,352	17,988,025
Salary and welfare payable	21,343,901	24,857,763	3,144,960
Taxes payable	16,050,032	21,473,463	2,716,784
Advances from customers	28,172,743	44,134,407	5,583,807
Provisions for customer reward program	19,776,193	30,353,162	3,840,228
Dividend payable	67,273,747	—	—
Other payables and accruals	45,344,065	43,347,889	5,484,298

Total current liabilities	270,314,073	306,344,036	38,758,102

Other long-term payables	—	2,437,500	308,388

Total liabilities	270,314,073	308,781,536	39,066,490

Minority interests	871,406	613,271	77,590

SHAREHOLDERS’ EQUITY
Share capital	2,652,142	2,690,415	340,386
Additional paid-in capital	524,928,856	598,517,358	75,723,350
Statutory reserves	41,769,481	41,769,480	5,284,600
Deferred share-based compensation	(465,255)	—	—
Cumulative translation adjustments	(7,639,603)	(13,873,152)	(1,755,206)
Retained Earnings	203,469,983	377,122,259	47,712,836

Total shareholders’ equity	764,715,604	1,006,226,360	127,305,966
Total liabilities and shareholders’ equity	1,035,901,083	1,315,621,167	166,450,046

Ctrip.com International, Ltd.

Consolidated Statement of Operations Information

	Quarter Ended September 30, 2005 RMB	Quarter Ended June 30, 2006 RMB	Quarter Ended September 30, 2006 RMB	Quarter Ended September 30, 2006 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	96,166,979	117,898,002	125,143,244	15,832,900
Air-ticketing	46,747,595	72,711,431	80,983,415	10,245,877
Packaged tour	6,537,353	8,611,708	12,863,465	1,627,463
Others	1,610,462	3,297,876	3,582,534	453,256

Total revenues	151,062,389	202,519,017	222,572,658	28,159,496

Less: business tax and related surcharges	(9,788,304)	(12,503,723)	(14,417,209)	(1,824,040)

Net revenues	141,274,085	190,015,294	208,155,449	26,335,456

Cost of services	(24,009,346)	(35,557,687)	(43,640,055)	(5,521,262)

Gross profit	117,264,739	154,457,607	164,515,394	20,814,194

Operating expenses:
Product development *	(14,102,976)	(24,590,478)	(27,349,052)	(3,460,153)
Sales and marketing *	(29,558,425)	(41,544,155)	(47,701,000)	(6,035,046)
General and administrative *	(10,474,983)	(22,177,304)	(25,271,889)	(3,197,354)

Total operating expenses	(54,136,384)	(88,311,937)	(100,321,941)	(12,692,553)

Income from operations	63,128,355	66,145,670	64,193,453	8,121,641

Interest income	3,022,705	4,540,286	3,704,148	468,642
Other income	9,603,538	625,231	8,116,653	1,026,905

Income before income tax expense and minority interest	75,754,598	71,311,187	76,014,254	9,617,188

Income tax expense	(10,077,248)	(10,571,713)	(11,304,888)	(1,430,274)
Minority interests	(145,698)	(191,242)	(12,890)	(1,631)

Net income	65,531,652	60,548,232	64,696,476	8,185,283

Earnings per share
- Basic	2.06	1.87	1.99	0.25
- Diluted	2.00	1.82	1.94	0.25

Weighted average shares outstanding
- Basic	31,809,693	32,293,221	32,478,507	32,478,507
- Diluted	32,772,502	33,270,085	33,366,826	33,366,826

* Share-based compensation charges included are as follows:
Product development	83,206	3,245,904	3,657,057	462,684
Sales and marketing	53,417	2,010,748	2,283,444	288,897
General and administrative	230,515	8,062,924	8,265,930	1,045,791

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended September 30, 2006
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(27,349,052)	13%	3,657,057	2%	(23,691,995)	11%
Sales and marketing	(47,701,000)	23%	2,283,444	1%	(45,417,556)	22%
General and administrative	(25,271,889)	12%	8,265,930	4%	(17,005,959)	8%

Total operating expenses	(100,321,941)	48%	14,206,431	7%	(86,115,510)	41%
Income from operations	64,193,453	31%	14,206,431	7%	78,399,884	38%
Net income	64,696,476	31%	14,206,431	7%	78,902,907	38%
Diluted earnings per share (USD)	0.25		0.05		0.30

	Quarter Ended June 30, 2006
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(24,590,478)	13%	3,245,904	2%	(21,344,574)	11%
Sales and marketing	(41,544,155)	22%	2,010,748	1%	(39,533,407)	21%
General and administrative	(22,177,304)	12%	8,062,924	4%	(14,114,380)	7%

Total operating expenses	(88,311,937)	46%	13,319,576	7%	(74,992,361)	39%
Income from operations	66,145,670	35%	13,319,576	7%	79,465,246	42%
Net income	60,548,232	32%	13,319,576	7%	73,867,808	39%
Diluted earnings per share (USD)	0.23		0.05		0.28

	Quarter Ended September 30, 2005
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(14,102,976)	10%	83,206	0%	(14,019,770)	10%
Sales and marketing	(29,558,425)	21%	53,417	0%	(29,505,008)	21%
General and administrative	(10,474,983)	7%	230,515	0%	(10,244,468)	7%

Total operating expenses	(54,136,384)	38%	367,138	0%	(53,769,246)	38%
Income from operations	63,128,355	45%	367,138	0%	63,495,493	45%
Net income	65,531,652	46%	367,138	0%	65,898,790	47%
Diluted earnings per share (USD)	0.25		0.00		0.25

Notes for all the financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB7.9040 on September 30, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Effective on April 11, 2006, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing one (1) ordinary share. The change is reflected in the numbers above.

Note 3: Certain accounts for prior years have been reclassified with no effect on net income or retained earnings to conform to the 2006 financial statement information presentation.